June 2, 2014

VIA EDGAR

Mr. Karl Hiller
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Farmer Bros. Co.
Form 10-K for the Fiscal Year ended June 30, 2013
Filed October 9, 2013
File No. 001-34249

Dear Mr. Hiller:

We submit this letter in response to comments and requests for additional information received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 16, 2014 with respect to the Annual Report of Farmer Bros. Co., a Delaware corporation (“Farmer Bros.,” the “Company,” “we” or “our”), on Form 10-K for the fiscal year ended June 30, 2013 filed with the Commission on October 9, 2013 (the “2013 Form 10-K”).

Based on our review of the Staff’s comment letter, and as further described herein, we believe that our 2013 Form 10-K is materially accurate, and therefore believe that no amendment to our existing filing is necessary. Instead, as indicated in our responses below, we hereby propose to make appropriate clarifications or modifications to our disclosures in future filings with the Commission.

We have included each of the Staff’s comments or requests for information in bold italic text to facilitate review of our responses.

Form 10-K for the Fiscal Year ended June 30, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 27

1.
We have read the revisions you proposed in response to prior comments 1 and 2 from our letter dated March 27, 2014, and note that you intend to disclose the percentage changes in unit sales and unit prices that are reflected in the overall change in sales. You should also disclose the extent to which changes in revenue are attributable to changes in prices, volumes sold, and to the introduction of new products or services, as previously advised. Please also address any material year-to-year changes in net sales by product category,

Farmer Brothers • 20333 S. Normandie Avenue, Torrance, CA 90502 •Toll Free: (800) 735 2578 • FarmerBros.com

Mr. Karl Hiller
June 2, 2014

correlated with the disclosures you agreed to provide in response to prior comment 6, also indicating the quantities of principal commodities processed and sold each period.

A need for further disclosure about your use of derivatives in both MD&A and your financial statements is also indicated. For example, you mention the pounds of coffee covered by derivatives and the percentage of derivatives utilized in hedging relationships, but do not discuss how this activity relates to anticipated purchases or the extent to which your operations remain correlated with changes in the market prices of your principal commodities; this should be addressed in terms of both quantities and time in order to provide adequate context.

Your policy objective of having coffee prices fixed for at least three months of projected purchases is also unclear. Please clarify whether this objective pertains to three months of purchases generally over time or the three months that will immediately follow any given reporting date. Also explain how having derivatives that will settle up to 18 or 24 months later, as disclosed, correlates with this objective. You may refer to the disclosure requirements in FASB ASC 815-10-50-1A if you require further clarification or guidance. We reissue prior comments 1 and 2.

Company Response: The Company acknowledges the Staff’s comment and the reissuance of prior comments 1 and 2.

As noted in our response to prior comment 1, the 2013 Form 10-K includes disclosures relating to fluctuations in green coffee commodity prices and the primary drivers of net sales in fiscal 2013 and 2012, including the increase in net sales and list prices, respectively. To further address the Staff’s comment above, including the reissuance of prior comment 1, we will supplement this disclosure in future filings with the Commission similar to the following which is based on the results for the fiscal year ended June 30, 2013:

The change in net sales in fiscal 2013 compared to fiscal 2012 was due to the following:

(In millions)	Fiscal Year Ended June 30, 2013 vs. 2012
Unit sales	$55.7
Pricing and product mix changes	(41.1)
Total increase in net sales	$14.6

Net sales in fiscal 2013 increased $14.6 million, or 2.9%, to $510.0 million from $495.4 million in fiscal 2012, primarily due to increases in unit sales of our roast and ground coffee products, which accounted for approximately 60% of our total net sales. Unit sales increased 13.7% in fiscal 2013 as compared to fiscal 2012, partially offset by a 9.5% decrease in average unit price resulting in an increase in net sales of 2.9%. The increase in unit sales was primarily due to a 23.5% increase in unit sales of roast and ground coffee products, while the decrease in average unit price was primarily due to the lower average unit price of roast and ground coffee products primarily driven by the pass-through of lower green coffee commodity purchase costs to our customers. In fiscal 2013,

Farmer Brothers • 20333 S. Normandie Avenue, Torrance, CA 90502 •Toll Free: (800) 735 2578 • FarmerBros.com

Mr. Karl Hiller
June 2, 2014

we processed and sold approximately 76 million pounds of green coffee as compared to approximately 60 million pounds of green coffee processed and sold in fiscal 2012.

In addition to the foregoing disclosure, we will supplement our disclosure in future filings with the Commission with disclosure similar to the following which is based on the results for the fiscal year ended June 30, 2013:

The following table presents net sales aggregated by product category for the respective periods indicated:

(In thousands)	For the Fiscal Year Ended June 30,
	2013	2012
Net Sales by Product Category:
Coffee (Roast & Ground)	$305,623	$290,526
Coffee (Frozen)	37,169	36,171	(1)
Tea (Iced & Hot)	23,546	24,105
Culinary	61,447	63,230
Spice	32,432	34,826
Other beverages(2)	49,747	46,584	(1)
Total	$509,964	$495,442
____________
(1) Fiscal 2012 net sales of Coffee (frozen) and Other beverages have been recategorized consistent with the fiscal 2013 presentation.
(2) Includes all beverages other than coffee and tea.

The increase in net sales of our roast and ground coffee products was primarily due to an increase in unit sales partially offset by a decline in average unit price primarily driven by the pass-through of lower green coffee commodity purchase costs to our customers. There were no new product category introductions in fiscal 2013 or 2012 which had a material impact on our net sales.

As noted in response to prior comment 2, the 2013 Form 10-K includes disclosures in our risk factors pertaining to exposure to commodity cost fluctuations, as well as disclosures in the notes to our consolidated financial statements beginning with our Form 10-Q for the quarter ended September 30, 2013 regarding the percentage of outstanding coffee-related derivative instruments, and the number of pounds of forecasted green coffee purchases represented thereby, that were designated as cash flow hedges as of the end of the relevant periods, which disclosure we intend to include in the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") and in the notes to our consolidated financial statements in our future filings with the Commission. To further address the Staff’s comment above, including the reissuance of prior comment 2, in future filings with the Commission, we will supplement the disclosure by providing additional information regarding our hedging program in our MD&A under the heading “Derivative Instruments” on page 21 (and similar disclosure, including in the notes to our consolidated financial statements) to read similar to the following which is based on the results for the fiscal year ended June 30, 2013 (new text is underscored and deleted text is shown as strikethrough):

Farmer Brothers • 20333 S. Normandie Avenue, Torrance, CA 90502 •Toll Free: (800) 735 2578 • FarmerBros.com

Mr. Karl Hiller
June 2, 2014

Exposure to Commodity Price Fluctuations and Derivative Instruments

Our primary raw material is green coffee, an agricultural commodity. Green coffee prices are determined by worldwide forces of supply and demand, and, as a result, green coffee prices are volatile. Average coffee “C” market prices per pound for the fiscal years ended June 30, 2013, 2012 and 2011 were $1.51, $2.16 and $2.27, respectively. The “C” market experienced a 31.3% decline during the fiscal year ended June 30, 2013.  In general, increases in the price of green coffee could cause our cost of goods sold to increase and, if not offset by product price increases, could negatively affect our financial condition and results of operations. As a result, our business model strives to reduce the impact of green coffee price fluctuations on our financial results and protect and stabilize our margins, principally through customer arrangements and derivative instruments.

Customers generally pay for our products either based on a price schedule that we announce or on a commodity-based pricing mechanism whereby the changes in green coffee commodity costs are passed through to the customer. The pricing schedule is generally subject to adjustment, either on contractual terms or in accordance with periodic product price adjustments, typically monthly, resulting in, at the least, a 30-day lag in our ability to correlate the changes in our prices with fluctuations in the cost of raw materials. Approximately 40% of our roast and ground coffee volume for the fiscal year ended June 30, 2013 was based on a price schedule. Approximately 60% of our roast and ground coffee volume for the fiscal year ended June 30, 2013 was sold to customers under commodity-based pricing arrangements. Consequently, while our revenues can fluctuate significantly as green coffee prices change, we would expect the impact of these price changes on our profitability to be less significant.

In addition to our customer arrangements, we utilize derivative instruments to further reduce the impact of changing green coffee commodity prices. We ~~routinely~~ purchase exchange traded coffee derivative instruments ~~contracts~~ to enable us to lock in the price of green coffee commodity purchases, typically three months in advance of the delivery date.~~lock in green coffee prices within a pre-established range, and hold a mix of futures contracts and options to help hedge against volatility in green coffee prices.~~ These derivative instruments may be entered into at the direction of the customer under commodity-based pricing arrangements to effectively fix the purchase price of green coffee under such customer arrangements, in certain cases up to 18 to 24 months or longer in the future. Notwithstanding this customer direction, pursuant to ASC 815, we are considered the owner of these derivative instruments and, therefore, we are required to account for them as such. In the event the customer fails to purchase the products associated with the underlying derivative instruments for which the price has been fixed on behalf of the customer, we expect that such derivative instruments will be assigned to, and assumed by, the customer in accordance with contractual terms or, in the absence of such terms, in accordance with standard industry custom and practice. In the event the customer fails to assume such derivative instruments, we will remain obligated on the derivative instruments at settlement. We generally settle derivative instruments to coincide with the receipt of the purchased green coffee or apply the derivative instruments to purchase orders effectively fixing the cost of in-bound green coffee purchases. As of June 30, 2013 and 2012, we had 49.6 million pounds and 18.2 million pounds of green coffee covered under coffee-related derivative instruments, respectively. We do not purchase

Farmer Brothers • 20333 S. Normandie Avenue, Torrance, CA 90502 •Toll Free: (800) 735 2578 • FarmerBros.com

Mr. Karl Hiller
June 2, 2014

any derivative instruments to hedge cost fluctuations of any commodities other than green coffee.

The fair value of derivative instruments is based upon broker quotes. Beginning April 1, 2013, we implemented procedures following the guidelines of Accounting Standards Codification ("ASC") 815, "Derivatives and Hedging," to enable us to account for certain coffee-related derivatives as accounting hedges in order to minimize the volatility created in our quarterly results from utilizing these derivative contracts and to improve comparability between reporting periods. As a result, in the fourth quarter of fiscal 2013, a portion of the gains and losses from re-valuing the coffee-related derivative contracts to their market prices is being recorded in accumulated other comprehensive income (loss) on our consolidated balance sheet and subsequently reclassified to cost of goods sold in the period or periods when the hedged transaction affects earnings. At June 30, 2013, approximately 89% of our outstanding coffee-related derivatives were designated as cash flow hedges. At June 30, 2012, no derivative instruments were designated as accounting hedges. Changes in fair value of all derivative instruments designated as cash flow hedges are recorded in other comprehensive income (loss) ("OCI"). The portion of open hedging contracts that are not 100% effective as cash flow hedges and those that are not designated as accounting hedges are marked to period-end market price and unrealized gains or losses based on whether the period-end market price was higher or lower than the price we locked-in are recognized in our results of operations.

Our risk management practices reduce but do not eliminate our exposure to changing green coffee prices. While we have limited our exposure to unfavorable green coffee price changes, we have also limited our ability to benefit from favorable price changes. Further, our counterparties may require that we post cash collateral if the fair value of our derivative liabilities exceed the amount of credit granted by each counterparty, thereby reducing our liquidity. We ~~The Company~~ had $8.1 million and $1.6 million, respectively, in restricted cash representing cash held on deposit in margin accounts for coffee-related derivative instruments at June 30, 2013 and 2012 which is classified as a current asset. ~~Changes in commodity prices could have a significant impact on cash deposit requirements under our broker and counterparty agreements.~~

2.
We note the disclosures you have proposed in response to prior comment 2 include a measure of utilization. Please further revise this disclosure to explain how utilization and capacity, representing the numerators and denominators in your calculations, are determined in deriving your figures. Also report utilization on a comparative basis for each period, rather than as of a particular date.

Company Response: The Company acknowledges the Staff’s comment regarding the discussion of utilization in response to prior comment 2. We note the disclosures included in our 2013 Form 10-K in Part I, Item 2 and the complete list of properties operated by Farmer Bros. filed as Exhibit 99.1 thereto. To further address the Staff’s comment, in future filings with the Commission we will supplement our disclosure of utilization and plant capacity similar to the following which is based on the results for the fiscal year ended June 30, 2013:

We calculate our utilization on an aggregate basis for all of our manufacturing facilities based on the number of product pounds manufactured during the actual number of production shifts worked during an average week, compared to the number of product

Farmer Brothers • 20333 S. Normandie Avenue, Torrance, CA 90502 •Toll Free: (800) 735 2578 • FarmerBros.com

Mr. Karl Hiller
June 2, 2014

pounds that could be manufactured based on the maximum number of production shifts that could be operated during the week (assuming three shifts per day, seven days per week), in each case, based on our current product mix. Utilization rates for our manufacturing facilities were approximately 58%, 43% and 43% during the fiscal years ended June 30, 2013, 2012 and 2011, respectively. Since most of our customers do not commit to long-term firm production schedules, we are unable to forecast the level of customer orders with certainty to maximize utilization of manufacturing capacity. As a result, our manufacturing facility capacity utilization generally remains less than 100%. In order to meet increased customer demand, we may be required to move production between facilities or increase staffing, including through temporary labor and overtime. We believe that we currently have sufficient capacity to accommodate our current manufacturing needs.

Financial Statements

Note 3 - Derivative Instruments, page 59

3.
We note you did not provide the information about historical and anticipated purchases of commodities requested in prior comment 8. Please refer to the first comment above pertaining to the requirements for disclosures about objectives, strategies and context, necessary to understand your use of derivatives, and revise accordingly. We also note you did not address prior comment 3, as it relates to derivatives acquired on behalf of customers, and see similar reference in the disclosures you proposed in response to prior comment 8. Tell us the nature of these arrangements and all salient terms necessary to understand the capacity in which you hold these instruments and the financial implications. Please describe the circumstances under which you acquire such derivatives, the mechanisms by which you attribute the economics of holding these instruments to your customers, and the relative significance of this program.

Company Response: The Company acknowledges the Staff’s comment. To address this comment, in future filings with the Commission we will include the disclosure regarding our exposure to commodity price fluctuations, including the terms of our customer arrangements, as set forth above in response to Staff comment 1.

In addition, we also acknowledge that:

•	the Company is responsible for the adequacy and accuracy of disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Farmer Brothers • 20333 S. Normandie Avenue, Torrance, CA 90502 •Toll Free: (800) 735 2578 • FarmerBros.com

Mr. Karl Hiller
June 2, 2014

Should you have any questions regarding our responses or require any additional information, please feel free to contact our Chief Financial Officer and Treasurer, Mark Nelson at (310) 787-5241 or our counsel, Teri Witteman at (626) 535-1900.

Sincerely,
FARMER BROS. CO.

/s/ Michael H. Keown
_______________________
Michael H. Keown
President and Chief Executive Officer

cc:	Farmer Bros. Co. Audit Committee
Mr. Mark J. Nelson, Chief Financial Officer and Treasurer
Thomas J. Mattei, Jr., Esq., Vice President and Corporate Counsel
Mr. Tim E. Brandt, Deloitte & Touche LLP
Mr. Mark G. Sogomian, Ernst & Young LLP
Teri L. Witteman, Esq., Anglin, Flewelling, Rasmussen, Campbell & Trytten, LLP

Farmer Brothers • 20333 S. Normandie Avenue, Torrance, CA 90502 •Toll Free: (800) 735 2578 • FarmerBros.com